SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                        International DisplayWorks, Inc.
                                (Name of Issuer)


                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                   459412 102
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
 X   Rule 13d-1(c)
|_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         459412 102


1.   NAME OF REPORTING PERSON                                ANTHONY GENOVESE
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   a    |_|
                                                                   b    |_|

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.


                                    5.  SOLE VOTING POWER

  NUMBER OF                              1,559,353
    SHARES
 BENEFICIALLY                       6.   SHARED VOTING POWER
    OWNED
   BY EACH                               0
  REPORTING
 PERSON WITH                        7.   SOLE DISPOSITIVE POWER

                                         1,559,353

                                    8.   SHARED DISPOSITIVE POWER

                                         0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,554,354

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.1%

12.  TYPE OF REPORTING PERSON*

     IN


*SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1. Name and Address of Issuer

          (a)  International DisplayWorks, Inc.

          (b)  599 Menlo Drive, Suite 200
               Rocklin, California 95765

Item 2. Name, Address and Citizenship of Person Filing; Class of Securities and CUSIP Number

          (a)  Anthony Genovese

          (b)  c/o International DisplayWorks, Inc.
               599 Menlo Drive, Suite 200
               Rocklin, California 95765

          (c)  USA

          (d)  Common Stock

          (e)  459412 102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  |_| Broker or Dealer registered under Section 15 of the Act

(b)  |_| Bank is defined in Section 3(a)(6) of the Act

(c)  |_| Insurance Company as defined in Section 3(a)(19) of the Act

(d) |_| Investment Company registered under Section 8 of the Investment Company Act

(e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; seess.240.13d-1(b)(1)(ii)(F)

(g) |_| Parent Holding Company, in accordance withss.240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)  |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(H)

Item 4. Ownership

     (a)  Amount Beneficially Owned:    1,559,353

     (b)  Percent of Class:             8.1%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote: 1,559,353(1)
          (ii) shared power to vote or to direct the vote: 0
          (iii)sole  power  to  dispose  or  to  direct  the   disposition   of:
               1,559,353(1)
          (iv) shared power to dispose or to direct the disposition of: 0
____________________

(1) Includes 670,000 shares of Common Stock held in joint tendency with wife, Sharon Genovese, 694,353 held in an IRA, 135,000 options to purchase shares of Common Stock exercisable within 60 days, 60,000 warrants to purchase shares of Common Stock exercisable within 60 days.

Item 5. Ownership of Five Percent or Less of a Class

     If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purposes or effect.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 14, 2002                      /s/   ANTHONY GENOVESE
                                            ------------------------------
                                                  Anthony Genovese